UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  33-95928

LS Power Funding Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	81-0502366 (I.R.S. Employer Identification No.)

9405 Arrowpoint Boulevard
Charlotte, NC 28273
(704) 525-3800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

LSP-Cottage Grove, L.P.
LSP-Whitewater Limited Partnership
(Exact name of registrant as specified in its charter)

Delaware Delaware (State of incorporation)	81-0493289 81-0493287 (I.R.S. Employer Identification Numbers)

9405 Arrowpoint Boulevard
Charlotte, NC 28273
(704) 525-3800
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.19% Senior Secured Bonds due 2010, Series A
8.08% Senior Secured Bonds due 2016, Series A
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐ Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐ Rule 12g-3(b)(1)(i)	☐ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☒ Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

     7.19% Senior Secured Bonds due 2010, Series A - one holder of record
     8.08% Senior Secured Bonds due 2016, Series A - one holder of record

Note:   LS Power Funding Corporation ("LS Power"), LSP-Cottage Grove, L.P. and LSP-Whitewater Limited Partnership are filing this Form 15 as a notification that their duty to file reports pursuant to Section (15)(d) of the Securities Exchange Act of 1934 is suspended pursuant to Section 15(d) of the Exchange Act because all securities of each class covered by this form were held of record by less than 300 persons at the beginning of LS Power's current fiscal year and at the beginning of each prior fiscal year of LS Power beginning after the year in which a registration statement relating to the securities of each class covered by this form became effective.

Pursuant to the requirements of the Exchange Act, LS Power has caused this certification/notice to be signed on its behalf by the undersigned duly authorized officer.

Date: December 1, 2003

By:      /s/ Thomas F. Schwartz
           Thomas F. Schwartz
           Senior Vice President and Chief Financial Officer